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                                                             EXHIBIT (a)(5)(v)


                                                        SILVER TRIANGLE BUILDING
                                        25505 WEST TWELVE MILE ROAD - SUITE 3000
                                                       SOUTHFIELD, MI 48034-8339
                                                                  (248) 353-2700
                                                        WWW.CREDITACCEPTANCE.COM



                                  NEWS RELEASE


FOR IMMEDIATE RELEASE                                      DATE: AUGUST 11, 2004



                                   INVESTOR RELATIONS:  DOUGLAS W. BUSK
                                                        TREASURER
                                                        (248) 353-2700 EXT. 432
                                                        IR@CREDITACCEPTANCE.COM


                                                          NASDAQ SYMBOL:    CACC


                          CREDIT ACCEPTANCE ANNOUNCES:
             RENEWAL AND INCREASE OF REVOLVING WAREHOUSE FACILITY &
                       MODIFIED DUTCH AUCTION TENDER OFFER


                  SOUTHFIELD, MICHIGAN -- AUGUST 11, 2004 -- CREDIT ACCEPTANCE CORPORATION (NASDAQ: CACC) Credit Acceptance Corporation (the "Company") announced today that it has increased the amount of its revolving warehouse facility with Variable Funding Capital Corporation, a multi-seller commercial paper conduit administered by Wachovia Securities, from $100 to $200 million. Additionally, the maturity of the facility was extended from September 28, 2004 to August 9, 2005. Under this facility the Company may contribute dealer-partner advances to a wholly owned special purpose entity and receive 70% of the net book value of the dealer-partner advances in non-recourse financing which bears interest at a floating rate equal to the commercial paper rate plus 65 basis points. The Company currently has $100 million outstanding on the facility.

Additionally, the Company announced that it has commenced a modified dutch auction tender offer to purchase up to 3,000,000 of its outstanding common stock at a price per share of $14.00 to $20.00. The tender offer will expire at 5:00 p.m., Eastern Standard Time, Thursday, September 9, 2004, unless extended by Credit Acceptance. Tenders of shares must be made on or

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prior to the expiration of the tender offer and shares may be withdrawn at any time on or prior to the expiration of the tender offer. Credit Acceptance's obligation to purchase is subject to the conditions set forth in the offer to purchase and letter of transmittal documents being sent to shareholders.

Under the tender offer, shareholders of Credit Acceptance common stock will be invited to choose a price at which they are willing to sell their shares to Credit Acceptance, within the range of $14.00 to $20.00 per share. Credit Acceptance will then select the lowest single purchase price that will allow it to buy up to 3,000,000 shares of stock, or such lesser number of shares as are properly tendered and not withdrawn. All shares acquired in the tender offer will be purchased at the same purchase price regardless of whether the shareholder selected a lower price. If more than the maximum number of shares sought is tendered, tendering shareholders owning fewer than 100 shares will have their shares purchased without proration and all other shares will be purchased on a pro rata basis, subject to the conditional tender provisions described in the Offer to Purchase. Shareholders whose shares are purchased in the tender offer will be paid the purchase price net in cash, without interest, promptly after the expiration of the tender offer. Shareholders whose shares are not purchased in the tender offer will have their shares returned to them, free of charge, promptly after the expiration of the tender offer. The offer is not contingent upon any minimum number of shares being tendered.

Credit Acceptance anticipates that it will obtain all of the funds necessary to purchase shares tendered in the tender offer, and to pay related fees and expenses, from existing cash reserves and by borrowing under its $135 million revolving credit facility. The tender offer is not conditioned upon the receipt of financing.

As of August 10, 2004, Credit Acceptance had 39,249,803 shares outstanding. The closing price of Credit Acceptance's common stock on the Nasdaq on August 10, 2004, which was the last trading day prior to the commencement of the offer, was $14.10 per share.

Georgeson Shareholder Communications, Inc. is the Information Agent for the offer and Computershare Trust Company of New York is the Depositary. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to registered shareholders and will also be made available for distribution to beneficial owners of Credit Acceptance common stock. Questions related to the offer and requests for copies of the Offer to Purchase, the Letter of Transmittal and related documents may be directed to Georgeson Shareholder Communications, Inc. at (866) 432-2787.

Neither Credit Acceptance nor its Board of Directors is making any recommendation whether shareholders should tender or refrain from tendering their shares or at what purchase price they should choose to tender their shares. Credit Acceptance's directors and executive officers have advised Credit Acceptance that they do not intend to tender any shares in the offer.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Credit Acceptance's common stock. The solicitation of offers to buy Credit Acceptance's common stock will only be made pursuant to the Offer to Purchase and related materials that Credit Acceptance will be distributing to its shareholders. Shareholders are

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urged to read Credit Acceptance's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission in connection with the tender offer, which includes as exhibits the Offer to Purchase and the related Letter of Transmittal, as well as any amendments or supplements to the Statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and shareholders may obtain them free of charge from the SEC at the SEC's Website (http://www.sec.gov/) or from Georgeson Shareholder Communications, Inc., the Information Agent for the tender offer, toll free at (866) 432-2787.

DESCRIPTION OF CREDIT ACCEPTANCE CORPORATION

Since 1972, Credit Acceptance has provided auto loans to consumers, regardless of their credit history. Our product is offered through a nationwide network of automobile dealers who benefit by selling vehicles to consumers who otherwise could not obtain financing, by repeat and referral sales generated by these same customers, and from sales to customers responding to advertisements for our product, but who actually end up qualifying for traditional financing.

Without our product, consumers are often unable to purchase a vehicle or they purchase an unreliable one and are not provided the opportunity to improve their credit standing. As we report to the three national credit reporting agencies, a significant number of our customers improve their lives by improving their credit score and move on to more traditional sources of financing. Credit Acceptance is publicly traded on the NASDAQ National Market under the symbol CACC. For more information, visit www.creditacceptance.com.